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EXHIBIT (12)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended September 30, 2002
Income before provision for income taxes and fixed charges (Note A)	$64,977,461
Fixed charges:
Interest on first mortgage bonds	$16,685,593
Amortization of debt discount and expense less premium	1,039,913
Interest on short-term debt	742,950
Interest on long-term debt	7,899,736
Interest on trust preferred distributions
by subsidiary holding solely parent debentures	4,250,000
Other interest	1,197,690
Rental expense representative of an interest factor (Note B)	18,349

Total fixed charges	31,834,231
Ratio of earnings to fixed charges	2.04	x
NOTE A:	For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.
NOTE B:	One-third of rental expense (which approximates the interest factor).

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  EXHIBIT (12)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES